The Satuit Capital Management Micro Cap Fund—SATMX ★ ★ ★ ★ ★

For details regarding SATMX's $11 million tax loss carry forward, please call 866-972-8848.

Satuit Capital Micro Cap Fund Historical Returns as of June 30, 2009 / Asset Level $66 Million



Source: Russell and Satuit Capital Management, LLC

★ ★ ★ ★ ★ As of June 30, 2009, SATMX achieved a 5-Star Rating based on a 5-year period and a 5-Star Overall Rating in Morningstar's Small Cap Growth category.

SATMX FUND: Expense Ratio	
Gross expenses	2.30%
Fee waivers and/or expense reimbursements	(0.35%)
Net expenses	1.95%

For each fund with at least a three-year history, Morningstar calculates a Morningstar Rating™ based on a Morningstar Risk-Adjusted Return measure that accounts for variation in a fund's monthly performance (including the effects of sales charges, loads, and redemption fees), placing more emphasis on downward variations and rewarding consistent performance. The top 10% of funds in each category receive 5 stars, the next 22.5% receive 4 stars, the next 35% receive 3 stars, the 22.5% receive 2 stars, and the bottom 10% receive 1 star. (Each share class is counted as a fraction of one fund within this scale and rated separately, which may cause slight variations in the distribution percentages). The Overall Morningstar Rating™ for a fund is derived from a weighted average of the performance figures associated with its 3-, 5-, and 10-year (if applicable) Morningstar Rating metrics. The Fund had the following ratings for the 3- and 5-periods respectively: 4-stars and 5-stars out of 687, and 573 Small Cap Growth Funds.

Russell 2000 Index measures the performance of the 2,000 smallest companies in the Russell 3000 Index, which represents approximately 10% of the total market capitalization of the Russell 3000 Index. As of June 30, 2009, the average market capitalization was approximately $763 million; the median market capitalization was approximately $318 million. The largest company in the Index had an approximate market capitalization of $2.284 billion.

You should carefully consider the investment objectives, potential risks, management fees, and charges and expenses of SATMX before investing. SATMX's prospectus contains this and other information about SATMX and should be read carefully before investing. You may obtain a current copy of SATMX's prospectus by calling 1-866-972-8848. Past performance is no guarantee of future results. The investment return and principal value of an investment in SATMX will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of SATMX may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling 1-866-972-8848. Absent waivers/reimbursements of fees and other operating expenses of the Fund, the Fund's return would have been less.

Funds whose investments are concentrated in a specific industry or in smaller capitalized companies may be subject to a higher degree of market risk than funds whose investments are diversified and may not be suitable for all investors.

Satuit Capital Micro Cap Fund Strategy Data as of June 30, 2009 / Asset Level $66 Million

SATMX OVERVIEW

The Satuit Capital Micro Cap Fund (SATMX) has a $1,000 minimum investment. SATMX invests in companies with market capitalizations between $500 million of market cap or less. The investment philosophy of SATMX is that, over the long term, companies that trade at reasonable prices to their earnings growth rate and have above average potential for earnings growth may outperform the market. The investment process consists of proprietary quantitative model and qualitative analysis to determine a company's potential for revenue growth, margin expansion, improved balance sheet strength and cash flow. The NASDAQ Ticker Symbol is **SATMX**. ■ ■ ■

SECTOR ALLOCATION



Sector	%
Info Tech	25%
Industrials	24%
Financials	17%
Cons Disc	12%
Energy	10%
Health Care	8%
Materials	2%
Cash	2%

SATMX CHARACTERISTICS

Name	SATMX	Russell 2000
Total # of holdings	86	2000
$2 billion and greater	0%	1%
$1 billion to $2 billion	3%	27%
$500 million to $1 billion	21%	36%
$500 million and under	76%	36%
Weighted average market capitalization ($billion)	0.345	0.763
Median average market capitalization ($billion)	0.279	0.318
Portfolio yield	0.40%	1.48%
2009 P/E ratio	13.4x	15.0x
P/B ratio	1.70	1.53

SATMX TOP 15 HOLDINGS

Name	Sym	% Wt	Sector
Stec Inc	STEC	1.82%	Info Tech
Noven Pharmaceuticals	NOVN	1.60%	Health Care
Metalico Inc	MEA	1.60%	Industrials
Harbin Electric Inc	HRBN	1.57%	Industrials
Nve Corp	NVEC	1.57%	Info Tech
Maiden Holdings Ltd	MHLD	1.56%	Financials
Acme Packet Inc	APKT	1.52%	Info Tech
Bio-Reference Laboratories	BRLI	1.48%	Health Care
Intellon Corp	ITLN	1.48%	Info Tech
Amtrust Financial Services	AFSI	1.44%	Financials
Super Micro Computer Inc	SMCI	1.42%	Info Tech
Epoch Holding Corp	EPHC	1.40%	Financials
Employers Holdings Inc	EIG	1.37%	Financials
Cantel Medical Corp	CMN	1.36%	Health Care
Allion Health Care Inc	ALLI	1.35%	Health Care

• The Fund's prospectus contains important information about the Fund's investment objectives, potential risk, management fees, charges and expenses, and other information. Please read and consider it carefully before investing or sending money. You may obtain a current copy of the Fund's prospectus by calling 1-866-972-8848.

• Information provided with respect to the Fund's Portfolio Holdings, Sector Weightings, Number of Holdings and Expense Ratios is as of June 30, 2009 and is subject to change at any time.